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                                                                       EXHIBIT 2


           APPROVAL OF AUTHORIZATION OF RENEWAL OF JOINT FIDELITY BOND

Resolutions Adopted at Meetings of the Board of Trustees of each Registrant:

VOTED: That, having considered all relevant factors including, but not limited to, the value of the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds' portfolios, and in light of the minimum amount of coverage (based on the assets of each Fund) specified in Rule 17g-1 under Investment Company Act of 1940, the $75 million of coverage for the Funds and their affiliates under proposed joint fidelity bond, is determined to be a reasonable amount of coverage for each Fund; and that, after considering all relevant factors including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for the bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such company would have had to pay if it had provided and maintained a single insured bond, the form, term and conditions of the proposed joint fidelity bond to be issued by ICI Mutual Insurance Company, and the portion of the premium to be paid by the Funds thereunder, are approved.

VOTED: That the Assistant Secretary of each Trust is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the Investment Company Act.

VOTED: That the form of Joint Fidelity Bond Agreement discussed at this meeting is approved.